                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  1)*
                                             --

                               Xylan Corporation
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                  984151 10 0
                ----------------------------------------------
                                 (CUSIP Number)

 Susan N. Cayley, Esq. Xylan Corporation, 26707 West Agoura Road, Calabasas, CA
                             91302, (818) 880-3500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 31, 1998
                ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No. 984151 10 0                               Page 2 of 6 Pages
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STEVE YUN KIM (HELD IN THE STEVE Y. KIM LIVING TRUST)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
        N/A                                                              (b) [_]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
        OO  (SEE ITEM 3)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(D) OR 2(E)                                                      [_]
        N/A
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
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                     7   SOLE VOTING POWER
                            2,348,500*
     NUMBER OF
                   -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
                   -------------------------------------------------------------

       EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              2,348,500*
      PERSON       -------------------------------------------------------------
       WITH          10  SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,348,500*

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.4%*, **
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14    TYPE OF REPORTING PERSON
        IN
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*  Excludes 80,000 shares held by the Kim Blind Trust, as of March 10, 1998 and
905,000 shares held by the Kim Irrevocable Children's Trust. The Reporting Person does not have voting or investment power with respect to these shares. However, if Mr. Kim is deemed to have voting or investment power with respect to these shares, the number of shares in Items 7, 9, and 11 will be 3,333,500, and the percentage in Item 13 will be 7.7%. Includes 151,000 shares subject to options granted to Mr. Kim that are exercisable by May 30, 1998.

** Calculated based on the 43,426,835 shares of the Issuer's Common Stock outstanding as of March 31, 1998.

                                  SCHEDULE 13D
----------------------------                        ----------------------------
CUSIP No. 984151 10 0                               Page 3 of 6 Pages
----------------------------                        ----------------------------


Item 1 - Security and Issuer

       This statement on Schedule 13D relates to common stock, par value $0.001 per share ("Common Stock"), of Xylan Corporation ("Xylan" or the "Issuer"). The principal executive offices of the Issuer are at 26707 West Agoura Road, Calabasas, California 91302.

Item 2 - Identity and Background

       (a) The name of the person filing this statement is Steve Yun Kim.

       (b) The principal business address of Mr. Kim is 26707 W. Agoura Road, Calabasas, CA 91302.

       (c) Mr. Kim is the Chairman of the Board of Directors, Chief Executive Officer, and President of Xylan Corporation, located at is 26707 W. Agoura Road, Calabasas, CA 91302.

       (d) During the past five years, Mr. Kim has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, Mr. Kim was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws.

       (f) Mr. Kim is a citizen of the U.S.A.

Item 3 - Source and Amount of Funds or Other Consideration

       Mr. Kim co-founded the Company in 1993. In 1996, he and his then-wife, Ms. Jung Sil Kim, transferred 5,430,000 shares of Xylan Corporation Common Stock to the Kim Family Trust (the "Trust"). Pursuant to their property settlement in 1997, the Trust was dissolved on December 3, 1997. As of that date, the Trust owned 4,930,000 shares of Xylan Corporation Common Stock. Of such shares, 2,402,500 shares of Xylan Corporation Common Stock were transferred to Mr. Kim, and the remainder of the shares in the Trust were transferred to his ex-spouse, Ms. Jung Sil Kim. On December 10, 1997 and March 10, 1998 Mr. Kim transferred 125,000 and 80,000 shares, respectively, to his Blind Trust. On March 31, 1998 Mr. Kim transferred the remainder of the shares in his name, 2,197,500 shares, to the Steve Y. Kim Living Trust (the "Living Trust"). Mr. Kim also has 151,000 shares subject to option grants that are exercisable by May 30, 1998.

Item 4 - Purpose of Transaction

       Mr. Kim acquired the ownership of the shares of Xylan Corporation Common Stock for investment purposes. Due to his position as the Chairman of the Board of the Directors of the Company, Chief Executive Officer, and President of the Company and his ownership of Xylan Corporation Common Stock, he has some influence over the control of the Company. The transfer of the Shares to the Steve Y. Kim Living Trust was for estate planning purposes. After the transfer, Mr. Kim or the Steve Y. Kim Living Trust, does not have any plans or proposals which relate to or would result in:

       (a) The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales or other dispositions, from time to time, of the Common Stock of the Issuer in accordance with the Securities Act of 1933, as amended (the "Securities Act");

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) A material change in the present capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the interdealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j)  Any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer

       (a)-(b).  As a result of the transfers to Mr. Kim's Blind Trust, Mr.
Kim through his Living Trust now owns 2,197,500 shares of Common Stock of the Company. Mr. Kim also owns 151,000 shares subject to options that are exercisable by May 30, 1998. As such, Mr. Kim through his Living Trust owns approximately 5.1% of the issued and outstanding shares of Xylan Common Stock (calculated based on the 43,426,835 shares of Xylan Common Stock outstanding as of March 31).

       (c) On December 10, 1997 and March 10, 1998 Mr. Kim transferred 125,000 and 80,000 shares, respectively, to his Blind Trust. On March 31, 1998 Mr. Kim transferred the remainder of the shares in his name, 2,197,500 shares, to the Living Trust.

       (d)  Not applicable.

       (e)  Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       None.

Item 7 - Material to be Filed as Exhibits:

       The following exhibit is being filed with this Schedule:

       Exhibit 1 -- The Steve Y. Kim Living Trust

                                  SCHEDULE 13D

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CUSIP No. 984151 10 0                               Page 6 of 6 Pages
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 9, 1998                _____________________
                                    Steve Yun Kim


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)